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SOCIETE ANONYME                                                     MAILING ADDRESS:
R.C. LUXEMBOURG B. 12179                                            ALDWYCH HOUSE
REGISTERED OFFICE:                                                  71-91 ALDWYCH
23, AVENUE MONTEREY                                                 LONDON WC2B 4HN
L-2086 LUXEMBOURG                                                   ENGLAND
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February 11, 2000

To Holders of Options to Purchase Common Shares:

    On January 21, 2000, Stolt-Nielsen S.A. commenced an offer to holders of options to purchase Common Shares ("Common Options") whereby, if you so elect, your Common Option will entitle you to purchase one Class B Share for each Common Option which you currently hold. We have previously mailed to you offering materials describing how to participate in this offer.

    We are sending this additional letter to clarify certain of the mechanical steps that will occur if you choose to participate in the offer. If you have already returned to us the Notice of Election, you do not need to take any further action to participate in the Exchange Offer. If you have not sent us a Notice of Election but wish to participate in the offer, you need to submit the Notice of Election as described in the Offering Circular.

    By returning to us the Notice of Election, you are irrevocably electing ultimately to receive Class B Shares when you exercise the Common Option that you currently hold. No new options will be issued in the offer, and the exercise price and other terms of your Common Options will not change, except that if your Common Options were previously intended to qualify as "incentive stock options" for U.S. Federal income tax purposes, such Common Options may no longer so qualify. If you deliver your current Common Option letter as described in the Offering Circular, however, you will receive a replacement letter that explains how you will ultimately receive a Class B Share when you exercise your Common Option. For ease of reference in the Offering Circular, if you make the election to receive Class B Shares upon exercise of your Common Options, your Common Options are referred to as "Class B Options" and the election is referred to as an "exchange" of Common Options for Class B Options.

    If you elect to participate in the offer, a Common Share initially will be issued in your name upon exercise of your Common Option. Immediately after the Common Share is issued, however, it will be canceled by the transfer agent and a Class B Share will be issued to you in exchange for the Common Share. You will not have to take any additional action at the time you exercise your Class B Option. Your Notice of Election will act as an irrevocable instruction to the transfer agent to take the actions described above. The end result is that you will receive a Class B Share upon the exercise of a Common Option if you made the election.

    We have filed with the U.S. Securities and Exchange Commission an amendment to our Issuer Tender Offer Statement on Schedule 13E-4 to include the information described above. A copy of the document is enclosed with this letter for your information.

    If you have any questions about the materials enclosed herewith or otherwise about the Exchange Offer, please contact Mindy Miles or Hogne von der Fehr at the numbers listed above or D.F. King & Co., the information agent for the Exchange Offer, at 1-800-347-4750.

                                      Sincerely,

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                                      Jan Chr. Engelhardtsen
                                      Chief Financial Officer